Exhibit 99.5

SUPPLEMENTAL FINANCIAL INFORMATION

EIGHT YEAR FINANCIAL HIGHLIGHTS
(In thousands of dollars, except earnings per share amounts)

	2004	2003	2002	2001	2000	1999	1998	1997

Gross premiums written	$2,610,070	$ 2,636,822	$2,124,691	$1,065,262	$ 643,022	$ 508,595	$ 409,200	$210,795
Net premiums earned	2,314,103	2,381,984	1,737,754	872,830	539,969	445,557	314,651	174,462
Underwriting profit (loss)	51,298	(33,922)	2,612	7,637	(5,280)	(11,458)	19,075	7,319
Investment income	96,429	78,369	64,855	52,553	44,576	37,798	30,959	15,660
Net realized gains	26,658	55,032	16,259	12,079	10,444	950	6,640	6,176
Net income	131,005	85,283	79,532	44,931	27,470	13,598	31,011	22,151
Shareholders' equity	801,135	704,959	612,925	536,842	272,713	242,042	250,065	213,248
Total Assets	4,230,310	3,630,436	2,984,434	1,778,744	1,173,926	1,071,710	1,012,776	511,229
Retained earnings	460,931	329,926	244,643	165,111	120,180	92,710	79,112	48,101

Key indicators
NPW to Statutory Surplus ratio	2.2	2.9	3.1	2.2	2.5	2.0	1.5	1.9
Interest Coverage ratio	6.7	5.2	7.6	7.1	4.9	2.8	3.5	N/A
Debt to Capitalization ratio	25%	22%	28%	21%	35%	39%	46%	N/A

Claims ratio (%)
Company	70.8%	74.3%	71.4%	70.6%	68.9%	68.4%	61.6%	65.3%
Industry - Canadian	63.6%	69.1%	74.5%	78.0%	74.6%	73.6%	73.7%	70.8%

Expense ratio (%)
Company	27.0%	27.1%	28.4%	28.5%	32.1%	34.2%	32.3%	30.5%
Industry - Canadian	28.4%	30.2%	31.2%	33.4%	33.8%	33.3%	33.8%	32.4%

Combined ratio (%)
Company	97.8%	101.4%	99.8%	99.1%	101.0%	102.6%	93.9%	95.8%
Industry - Canadian	92.0%	99.3%	105.7%	111.4%	108.4%	106.9%	107.5%	103.2%

Return on equity (%)
Company	17.4%	12.9%	13.8%	13.3%	10.7%	5.5%	13.4%	16.5%
Industry - Canadian	20.6%	12.2%	2.1%	2.0%	6.5%	6.7%	7.3%	13.1%

Investment Yield (%)
Total return yield**	5.0%	6.4%	6.1%	7.6%	10.8%	2.5%	7.5%	6.7%
Total realized return	4.2%	5.6%	4.9%	6.4%	7.5%	5.6%	8.0%	8.2%

Shareholders' equity per share
At year end	$14.25	$12.63	$12.56	$11.03	$8.01	$7.12	$6.96	$5.95
Annual increase	12.8%	0.6%	13.9%	37.7%	12.5%	2.3%	17.0%	82.5%

Earnings per share
Basic	$2.33	$1.63	$1.63	$1.21	$0.81	$0.38	$0.86	$0.74
Diluted	$2.32	$1.62	$1.61	$1.19	$0.80	$0.38	$0.86	$0.73

Weighed average number of
shares outstanding
Basic*	56,124	52,307	48,743	37,202	33,985	35,595	35,904	29,956
Diluted*	56,549	52,771	49,427	37,856	34,341	35,716	36,443	30,496

All financial information relating to the insurance industry for the years 1997 to 2003 was obtained from IAO Actuarial Consulting Services. Inc., The Quarterly Report, 3rd Quarter, 2004.

Information for the 2004 year was obtained from preliminary estimates provided by the Insurance Bureau of Canada, February, 2005.

* In thousands, after giving retroactive effect to the 3 for 1 share subdivision on November 10, 1995 and the two for one share subdivisions on October 10, 1996 and May 8, 1998.

** Total return yield includes the change in unrealized gains/(losses) on the investment portfolio.

Exhibit Index appears on Page 131